0-15741

P.E. 3/1/02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: March 6, 2002

By [signature]

02-03-06 6k

PRESS RELEASE

Board proposes cancelling shares to enable additional buybacks

(ELUX) As previously announced, the Electrolux Board has decided to propose that the Annual General Meeting in April 2002 approve a new share-repurchase program and the cancellation of previously repurchased B shares, excluding shares required to meet obligations under the Group's personnel stock-option programs.

The Board's proposal for cancellation of shares will enable additional repurchasing of own shares. The proposal involves reducing the share capital by SEK 137,285,000 through cancellation of 27,457,000 B shares. The details of the proposal are given below.

As part of the procedure for reducing the share capital an issue of redeemable C shares is required. It is proposed that the share issue be directed to Svenska Handelsbanken, which has committed to subscribing to the C shares at par value, corresponding to a total amount of SEK 137,285,000. The C shares will subsequently be redeemed at par value plus interest. Today Electrolux's share capital amounts to SEK 1,830,847,900 and will, following the execution of the reduction, amount to SEK 1,693,562,900. The reduction process is anticipated to be implemented before the end of May 2002.

Furthermore, the Board proposes that the Annual General Meeting authorize additional repurchases and sales of its own A and B shares up until the 2003 Annual General Meeting.

The purpose of the cancellation and additional buybacks is to continually maintain the capability to adapt the capital structure to the needs of the Company, thereby contributing to increased shareholder value, or to use the repurchased shares for financing potential corporate acquisitions and the personnel stock-option programs.

The proposal indicates that a maximum of 10% of the total number of shares may be repurchased and that shares in possession may be sold. Purchases of shares may only be made through transactions on stock exchanges or any other regulated market where the company's shares are quoted and at a price within the prevailing registered price interval. Shares may be sold in connection with corporate acquisitions, with deviation from the preferential rights of shareholders.

According to the proposal, a maximum of 24,723,258 shares may be repurchased. On the basis of the closing price for B shares of February 28, 2002 and the Group's financial statements for 2001, a maximum buyback of shares would have resulted in an increase in net income per share from SEK 11.35 to SEK 11.75 as well as an improvement in return on equity from 13.2% to 15.1%.

In order to cost effectively meet the Company's obligations under the 2000 and 2002 personnel stock-option programs, the Board has also decided to propose to the Annual General Meeting that repurchased shares be sold within the framework of the option programs.

Based on the above mentioned and previous personnel stock-option programs, the Board further proposes that the Annual General Meeting approve the Company selling, up until the 2003 Annual General Meeting, a maximum of 1,112,000 B shares with the purpose of covering expenses, primarily employer contributions, arising in connection with these programs. This transaction shall be made on the Stockholm Exchange at a price per share within the prevailing registered price interval.

Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, Group sales were SEK 135.8 billion and the Group had 87,000 employees. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use. The ElectroluxGroup includes famous appliance brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka, and Husqvarna.

For further information contact, Nina Linander, Head of Group Staff Treasury, +46 8 738 6660 or Enrique Patrickson, Investor Relations, +46 8 738 6549. Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com